SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    FORM A/W
                                      UNDER
                       THE INVESTMENT COMPANY ACT OF 1940

                               File Nos. 033-04959
                                         811-01355

                         ------------------------------

                                 The Alger Fund
                               New York, NY 10003



        The Commission is requested to send copies of all notices, orders and communications in connection with this Application / Declaration to:


                               Dorothy G. Sanders
                          Secretary of The Alger Fund
                              30 Montgomery Street
                             Jersey City, NJ 07302




      United States Securities and Exchange Commission
      Attn: Jonathan G. Katz, Secretary
      450 5th Street, NW
      Washington, DC 20549

      Re: Withdrawal of Post-Effective Amendment No. 34 (1933 Act) Amendment No. 36 (1940 Act)
              Filed on January 18, 2002
              (Accession Number 0000930413-02-000135)



     We hereby respectfully request withdrawal of the Rule 485(a) filing made on behalf of The Alger Fund (CIK 0000003521) and accepted by the Securities and Exchange Commission on January 18, 2002 (Accession Number 0000930413-02-000135).

     In the Rule 485(a) filing made on January 18, 2002, the Fund included disclosure of a new Portfolio, Alger Health Sciences Portfolio, and anticipated receiving acceleration of the filing's effectiveness to February 28, the deadline for updating the financial statements in the Fund's Registration Statement. The SEC staff is not prepared to grant acceleration. Accordingly we request withdrawal of the filing in order to refile for immediate effectiveness.

     Please withdraw the Rule 485(a) amendment listed above (Accession number:
00000930413-02-000135).

     Thank you for your help in this matter. If you have any questions, please call me at (201) 547-3638.


                                             Sincerely,

                                             /s/ Dorothy G. Sanders
                                             ----------------------
                                             Dorothy G. Sanders


Date: February 28, 2002